INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	August 10, 2017

Invictus MD Provides an Update on Harvest by
Acreage Pharms Ltd.

Vancouver, BC, August 10, 2017 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (TSXV: IMH; OTC: IVITF; FRA: 8IS) is pleased to announce that its wholly owned subsidiary, Acreage Pharms Ltd. (“Acreage Pharms”), a licensed producer under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”), completed its first two successful harvests earlier this month. Acreage Pharms, utilizing its pesticide free growing systems, anticipates two harvests to take place the first week of September.

Trevor Dixon, CEO of Acreage Pharms commented “The yields from both of the first two harvests exceeded expectations. The additional two harvests in the first week of September will utilize the entire grow space which will maximize yields and generate sufficient data to determine anticipated annual production rates. Acreage Pharms will be in a position to receive the license to sell once the QA team has analyzed the results of the third-party lab tests. This will be a significant milestone for Acreage Pharms.”

The initial harvests in this purpose built, state-of-the-art production facility along with the highly capable, cultivation team that uses Good Production Practices, has resulted in high quality, non-irradiated medical cannabis.

The company is also pleased to report that Phase 2, a 27,800 square foot purpose built, multiple room production facility, is well under construction with scheduled completion by the end of January 2018. Given the production improvements realized from Phase 1, the new facility is projected to produce up to 4,200 kgs per annum. That represents a 800% increase in production over the existing production facility. The capital costs of constructing the Phase 2 production facility is within the $6 million that was initially budgeted.

Dan Kriznic, Chairman & CEO, Invictus MD commented “Invictus MD is well capitalized for expansion with approximately $28.5 million in cash and is prepared for an exciting year of growth. We have one of the industry's most experienced teams and our focus remains on building our shareholder value with significant expansion plans as the demand for cannabis increases.”

info@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on two main verticals within the Canadian cannabis sector, namely the Licensed Producers under the ACMPR, being its wholly owned subsidiary Acreage Pharms and its non-wholly owned affiliate AB Laboratories Inc.; along with Fertilizer and Nutrients through its non-wholly owned subsidiary Future Harvest Development Ltd.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

Cautionary Note Regarding Forward-Looking Statements: Statements contained in this news release that are not historical facts are "forward-looking information" or "forward-looking statements" (collectively, "Forward-Looking Information") within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward Looking Information includes, but is not limited to, disclosure regarding possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action; and the plans for completion of the Offering, expected use of proceeds and business objectives. In certain cases, Forward-Looking Information can be identified by the use of words and phrases such as "anticipates", "expects", "understanding", "has agreed to" or variations of such words and phrases or statements that certain actions, events or results "would", "occur" or "be achieved". Although Invictus has attempted to identify important factors that could affect Invictus and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended, including, without limitation, the risks and uncertainties related to the Offering not being completed in the event that the conditions precedent thereto are not satisfied. In making the forward-looking statements in this news release, Invictus has applied several material assumptions, including the assumptions that (1) the conditions precedent to completion of the Offering will be fulfilled so as to permit the Offering to be completed on or about June 1, 2017; (2) all necessary approvals will be obtained in a timely manner and on acceptable terms; and (3) general business and economic conditions will not change in a materially adverse manner. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, Invictus does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

info@invictus-md.com www.invictus-md.com

INVICTUS MD Canada’s Cannabis Company

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

info@invictus-md.com www.invictus-md.com